EXHIBIT (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-270521 on Form N-2 of our report dated July 19, 2024, relating to the financial statements and financial highlights of Eaton Vance Floating-Rate Opportunities Fund (the “Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the period ended May 31, 2024, and to the references to us under the headings “Financial Highlights”, “Other Service Providers” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
September 26, 2024